UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-33521

CUSIP Number: 45668X105

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InfoLogix, Inc.
Full Name of Registrant

Former Name if Applicable

101 E. County Line Road
Address of Principal Executive Office (Street and Number)

Hatboro, PA 19040
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InfoLogix, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) within the prescribed time period on or before March 31, 2009 without unreasonable effort or expense. The Company requires the additional time to complete the preparation of its consolidated financial statements that will be included in the Form 10-K and for the Company’s independent accountants to complete their review of the same.

The Company is presently in negotiations with its lender concerning a possible amendment to the Company’s existing credit facility.  The Company will not be able to finalize its consolidated financial statements until such negotiations are concluded.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John A. Roberts	(215)	604-0691
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not yet finalized its financial statements for the year ended December 31, 2008 for the reasons set forth in Part III of this Form 12b-25.  Accordingly, this information is subject to adjustment.

As previously reported and discussed more fully in the Company’s press release furnished to the Securities and Exchange Commission on a Current Report on Form 8-K on March 30, 2009, the Company expects to report a net loss of $13.2 million for the year ended December 31, 2008 as compared to a net loss of $3.2 million for the year ended December 31, 2007.  The $10.0 million increase in net loss is primarily attributable to nonrecurring expenses related to the Company’s acquisitions; hiring and training costs associated with the transition of the Company’s business plan; write-offs of certain equipment and intangible assets; an increase in interest expense arising from higher interest rates on the Company’s senior debt facilities, increased borrowing related to the Company’s recent acquisitions, and a non-recurring charge related to an amendment to the loan agreement with its lender; and the recording of a full valuation allowance against the Company’s deferred tax assets due the Company’s determination that it is unlikely to be able to use its deferred tax assets to reduce future tax liabilities.

The Company expects its independent registered public accounting firm to include an explanatory paragraph with respect to the Company’s ability to continue as a going concern in its report on the Company’s consolidated financial statements for the year ended December 31, 2008.

Infologix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ John A. Roberts
John A. Roberts
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).